SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Graham-Field Health Products, Inc.
                       ----------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.025 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   384632-10-5
                                   -----------
                                 (CUSIP Number)

                            Thomas E. Constance, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 29, 1998
                                  -------------
             (Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]


                               Page 1 of 16 Pages

                                       13D

CUSIP No. 384632-10-5                                        Page 2  of 16 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J.B. Fuqua
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                   (b)   [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             1,457,225
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          914,965
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        1,457,225
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        914,965
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         J.B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 2,372,190 shares of the common stock (the "Common Stock"), par value $.025 per share (781,687 shares individually, 337,770 shares as trustee for The Jennifer Calhoun Fuqua Trust, 337,768 shares as trustee for The Lauren Brooks Fuqua Trust, 146,365 shares as an officer and director of the J.B. Fuqua Foundation, Inc., and 768,600 shares as an officer and director of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P.).
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 7.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


                               Page 2 of 16 Pages

                                       13D
CUSIP No. 384632-10-5                                        Page 2  of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J. Rex Fuqua
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                    (b)   [x]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO, PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             680,598
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          914,965
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        680,598
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        914,965
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,595,563 shares of the Common Stock (680,598 shares individually, 146,365 shares as an officer and director of The J.B. Fuqua Foundation, Inc. and 768,600 shares as an officer and director of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P.).

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 5.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


                               Page 3 of 16 Pages

                                       13D
CUSIP No. 384632-10-5                                        Page 4  of 16 Pages
--------------------------------------------------------------------------------
1)           NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fuqua Holdings, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                    (b)   [x]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Georgia
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             768,600
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          0
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        768,600
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., may be deemed to own beneficially (through the power of its sole directors and shareholders, J.B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 768,600 shares of the Common Stock.
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 2.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                               Page 4 of 16 Pages

                                       13D
CUSIP No. 384632-10-5                                        Page 5  of 16 Pages
--------------------------------------------------------------------------------
1)           NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fuqua Holdings-I, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Georgia
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             768,600
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          0
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        768,600
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         Fuqua Holdings-I, L.P. may be deemed to own beneficially (through the power of J.B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., to direct the vote and disposition thereof) 768,600 shares of the Common Stock.
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 2.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


                               Page 5 of 16 Pages

                                       13D
CUSIP No. 384632-10-5                                        Page 6  of 16 Pages
--------------------------------------------------------------------------------
1)           NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Jennifer Calhoun Fuqua Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                     (b)   [x]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Georgia
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             337,770
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          0
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        337,770
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

        The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J.B. Fuqua, to direct the vote and disposition thereof) 337,770 shares of the Common Stock.

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 1.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


                               Page 6 of 16 Pages

                                       13D
CUSIP No. 384632-10-5                                        Page 7  of 16 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Lauren Brooks Fuqua Trust

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
                                                                (b)   [x]

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Georgia
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             337,768
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          0
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        337,768
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

        The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J.B. Fuqua, to direct the vote and disposition thereof) 337,768 shares of the Common Stock.

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 1.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


                               Page 7 of 16 Pages

                                       13D
CUSIP No. 384632-10-5                                        Page 8  of 16 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The J.B. Fuqua Foundation, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                                 (b)   [x]

--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Georgia
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             146,365
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          0
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        146,365
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         The J.B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers, J.B. Fuqua and J. Rex Fuqua, to direct the vote thereof) 146,365 shares of the Common Stock.

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 0.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                               Page 8 of 16 Pages

                                  SCHEDULE 13D

                                  INTRODUCTION

         On July 29, 1998, Mr. J. Rex Fuqua was elected to the Board of Directors of the Company. To reflect this development, the Reporting Persons are filing this Statement on Schedule 13D which supersedes a Statement on Schedule 13G previously filed by the Reporting Persons.


Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $.025 par value (the "Common Stock"), of Graham-Field Health Products, Inc., a Delaware corporation, 400 Rabro Drive East, Hauppauge, New York 11788.

Item 2. Identity and Background:

         This statement is being filed by J.B. Fuqua, J. Rex Fuqua, Fuqua Holdings, Inc., Fuqua Holdings-I, L.P., The Jennifer Calhoun Fuqua Trust (the "JCF Trust"), The Lauren Brooks Fuqua Trust (the "LBF Trust") and The J.B. Fuqua Foundation, Inc. (the "Foundation"), referred to collectively as the "Reporting Persons."

             I.          (a)     J.B. Fuqua(1)(2)(3)
                         (b)     J.B.   Fuqua's  business  address  is  One
                                 Atlantic   Center,   1201  West  Peachtree
                                 Street,   Suite  5000,  Atlanta,   Georgia
                                 30309.
                         (c)     J.B.  Fuqua is an officer and  director of
                                 Fuqua Holdings, Inc., the address of which
                                 is  One   Atlantic   Center,   1201   West
                                 Peachtree  Street,  Suite  5000,  Atlanta,
                                 Georgia 30309.
                         (f)     J.B. Fuqua is a citizen of the United States.

             II.         (a)     J. Rex Fuqua(1)(3)
                         (b)     J. Rex  Fuqua's  business  address  is One
                                 Atlantic   Center,   1201  West  Peachtree
                                 Street,   Suite  5000,  Atlanta,   Georgia
                                 30309.
                         (c)     J.  Rex  Fuqua  is  President   and  Chief
                                 Executive Officer of Fuqua Capital Corp., an investment company, the address of which is One Atlantic Center, 1201 West
                                 Peachtree  Street,  Suite  5000,  Atlanta,
                                 Georgia 30309.
                         (f)     J. Rex Fuqua is a citizen of the United States.

             III.        (a)     Fuqua Holdings, Inc.
                         (b)     The address of the principal office and of
                                 the principal business of Fuqua Holdings, Inc.
                                 is One Atlantic Center, 1201 West Peachtree
                                 Street, Suite 5000, Atlanta, Georgia 30309.
                         (c)     The principal  business of Fuqua Holdings,
                                 Inc., is to serve as the general partner of Fuqua Holdings-I, L.P., the address of which is One Atlantic Center, 1201 West
                                 Peachtree  Street,  Suite  5000,  Atlanta,
                                 Georgia 30309.
                         (f)     Fuqua Holdings, Inc. is organized under
                                 the laws of the State of Georgia.


                               Page 9 of 16 Pages

             IV.         (a)    Fuqua Holdings-I, L.P.
                         (b)    The address of the principal office and of
                                the principal business of Fuqua Holdings-I, L.P.
                                is One Atlantic Center, 1201 West Peachtree
                                Street, Suite 5000, Atlanta, Georgia 30309.
                         (c)    The principal address of Fuqua Holdings-I,
                                L.P. is to acquire and hold for investment intangible assets; and generally to engage in any and all lawful business activities that its general partner may from time to time determine.
                         (f)    Fuqua Holdings-I, L.P. is organized under
                                the laws of the State of Georgia.

             V.          (a)    The Jennifer Calhoun Fuqua Trust (the "JCF
                                Trust")
                         (b)    The principal office of the JCF Trust is
                                One Atlantic Center, 1201 West Peachtree
                                Street, Suite 5000, Atlanta, Georgia 30309.
                         (c)    Not applicable.
                         (f)    The JCF Trust is organized under the laws
                                of the State of Georgia.

             VI.         (a)    The Lauren Brooks Fuqua Trust (the "LBF Trust")
                         (b)    The principal office of the LBF Trust is
                                One Atlantic Center, 1201 West Peachtree
                                Street, Suite 5000, Atlanta, Georgia 30309.
                         (c)    Not applicable.
                         (f)    The LBF Trust is organized under the laws
                                of the State of Georgia.

             VII.        (a)    The J. B. Fuqua Foundation, Inc. (the
                                "Foundation")
                         (b)    The address of the principal office and of
                                the principal business of the Foundation is One Atlantic Center, 1201 West Peachtree
                                Street, Suite 5000, Atlanta, Georgia 30309.
                         (c)    The principal  business of the  Foundation
                                is to conduct charitable activities in accordance with its charter.
                         (f)    The Foundation is organized under the laws
                                of the State of Georgia.

------------------------

(1)          An officer and director of the Foundation.
(2)          Sole trustee of the JCF Trust and the LBF Trust.
(3)          An officer and director of Fuqua Holdings, Inc.

             (d)-(e) During the last five years none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 30, 1997, pursuant to a merger agreement (the "Merger Agreement"), the Reporting Persons received shares of Common Stock of the Company in exchange for their equity interest in Fuqua Enterprises, Inc. The foregoing response to this Item 3 is qualified in its entirety by


                               Page 10 of 16 Pages
reference to the Merger Agreement, the full text of which was filed as an exhibit to the Company's Form S-4 (File No. 333-43189), as filed with the Securities and Exchange Commission on December 19, 1997. In June and July of 1998, Mr. J. Rex Fuqua purchased an aggregate of 29,300 shares of Common Stock for $147,536.96 with his personal funds. See Item 5(c) below.

Item 4.  Purpose of Transaction.

         The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law and the Agreement (as defined in Item 6 below). As more fully described in Item 6 of this Schedule 13D, the Reporting Persons are currently contractually prohibited pursuant to the Agreement from taking certain action with respect to the Company. In connection with Mr. J. Rex Fuqua's election to the Board of Directors of the Company, the Reporting Persons believe that the provisions of the Agreement limiting the Reporting Persons' ability to purchase additional Common Stock and other provisions identified by the Reporting Persons and the Company will either be revised or terminated.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The Reporting Persons collectively own 3,052,788 shares of Common Stock, which amounts to approximately 9.8% of the 31,181,140 shares of Common Stock issued and outstanding as of May 13, 1998 (as reported by the issuer in its quarterly report on Form 10Q for the quarter ended March 30,
1998). The information set forth in Items 7 through 11 of the cover sheets to this Schedule 13D is hereby incorporated by reference.

         (c) On June 24, 1998, Mr. J. Rex Fuqua purchased an additional 4,300 shares of Common Stock for $22,954.21. Such shares were purchased in an open market transaction. On July 9, 1998, Mr. J. Rex Fuqua purchased an additional 25,000 shares of Common Stock for $124,582.75. Such shares were purchased in an open market transaction.

         Except as described in the prior paragraph, none of the Reporting Persons listed in Item 2 above has affected any transaction in the Common Stock during the past sixty days.

         (d) Except for certain rights of the limited partners of Fuqua Holdings-I, L.P., in the event of liquidation of Fuqua Holdings-I, L.P., no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

         Mr. J.B. Fuqua and Mr. J. Rex Fuqua intend to consult with each other from time to time and exchange information concerning the Company and their respective investments in the Common Stock, and as such may be deemed, with the rest of the Reporting Persons, to constitute a "group" within the meaning of Rule 13(d)-5(b) under the Securities Exchange Act of 1934, as amended. Mr. J.B. Fuqua and Mr. J. Rex Fuqua, along with the other Reporting Persons, do not concede that they


                               Page 11 of 16 Pages
constitute such a group. Mr. J.B. Fuqua and Mr. J. Rex Fuqua disclaim beneficial ownership of the shares of Common Stock beneficially owned by the other.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Common Stock held by the Reporting Persons was acquired pursuant to the Merger Agreement and in the open market as investment securities.


The Agreement

         On April 17, 1998, the Reporting Persons and the Company entered into an agreement (the "Agreement"). In connection with the Agreement and at the time of the execution of the Agreement, Mr. J. Rex Fuqua resigned from the Company's Board of Directors. The Agreement terminated the previously existing stockholders agreement among the Company, the Reporting Persons and certain other individuals listed on the signature page thereto. In addition, the Agreement indicated the intention of the Reporting Persons, subject to market conditions, to purchase up to the greater of 370,000 shares of Common Stock and a number of shares of Common Stock which would bring the Reporting Persons total holdings to 10% of the Voting Power of the Outstanding Securities of the Company (as defined in the Agreement). Pursuant to the Agreement and subject to the terms and conditions set forth therein, the Reporting Persons agreed (i) to limit, for a period of five years from the date of the Agreement, their acquisition of equity securities of the Company; (ii) not to engage, for a period of five years from the date of the Agreement, in certain types of transactions with respect to control of the Company or to solicit proxies; and
(iii) to vote, at the 1998 Annual Meeting of the stockholders of the Company or a special meeting of the stockholders of the Company prior to the 1998 Annual Meeting of the stockholders of the Company, their equity securities of the Company in the manner set forth in the Agreement. The Reporting Persons and the Company also agreed (i) that neither party would commence any lawsuit against the other or any of its officers, directors and affiliates for matters arising out of or relating to matters occurring on or prior to the date of the Agreement; and (ii) to a mutual non-disparagement provision.

         The Reporting Persons believe the provisions of the Agreement limiting the Reporting Persons' ability to purchase additional Common Stock and other provisions identified by the Reporting Persons and the Company will either be revised or terminated in light of Mr. J. Rex Fuqua's renewed participation as a director of the Company. The foregoing response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which is filed as an exhibit to this Schedule 13D.


Registration Rights Agreement

         The Registration Rights Agreement contains customary terms and conditions and provides, among other things, that the Fuqua Stockholders (as defined therein) and certain of their transferees will have the right to require the Company to register under the Securities and Exchange Act of 1933, as amended (the "Securities Act"), the Common Stock that the Fuqua Stockholders received in the merger consummated pursuant to the Merger Agreement (including any additional shares received by the Fuqua Stockholders as a dividend, stock split or other distribution) in up to three demand registrations and unlimited incidental ("piggyback") registrations. The Registration Rights Agreement shall not apply to the Common Stock once (i) a registration statement with respect to the sale of such Common Stock shall have become effective under the Securities Act and such Common Stock shall have been disposed of in accordance with such registration statement, (ii) the Common Stock shall


                               Page 12 of 16 Pages
have been distributed to the public pursuant to Rule 144 promulgated under the Securities Act or all Common Stock then owned by the Fuqua Stockholders can be sold in any three-month period pursuant to Rule 144, (iii) the Common Stock is transferred to or becomes owned by a person other than the Fuqua Stockholders (other than a permitted assignee) or (iv) the Common Stock shall have ceased to be outstanding.

         The Company will be required to pay all registration expenses incurred by the Fuqua Stockholders in connection with any such registrations, except for underwriting discounts and commissions. The Company also agreed to customary indemnification and contribution protections to selling holders of the Common Stock under the Federal securities laws and otherwise. The Fuqua Stockholders may assign their rights under the Registration Rights Agreement to another Fuqua Stockholder or, if such person is a natural person, to his or her heirs and legal representatives.

         The Merger Agreement, as amended, has been filed as an Exhibit to the Company's Form S-4 (File No. 333-43189), as filed with the Securities and Exchange Commission on December 19, 1997, and the Registration Rights Agreement has each been filed as an exhibit to the Company's report on Form 8-K, dated as of September 5, 1997, and each are incorporated herein by reference. The foregoing descriptions of such documents are qualified in their entirety by reference to those documents filed hereto as exhibits.

Item 7.  Material to be filed as exhibits.

             99.1         Joint Filing Agreement.

             99.2         The Agreement.

             99.3 The Registration Rights Agreement (incorporated by reference to Exhibit 4(c) to the Company's report on Form 8-K, dated as of September 5, 1997).


                               Page 13 of 16 Pages

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 1998


                             /s/ J.B. Fuqua
                             --------------
                             J.B. Fuqua

                             /s/ J. Rex Fuqua
                             ----------------
                             J. Rex Fuqua

                             FUQUA HOLDINGS, INC.

                             By:   /s/ J. Rex Fuqua
                                   ----------------
                             Name: J. Rex Fuqua
                             Title: President

                             FUQUA HOLDINGS-I, L.P.

                             By: FUQUA HOLDINGS, INC., its General Partner

                              By:   /s/ J. Rex Fuqua
                                    ----------------
                             Name: J. Rex Fuqua
                             Title: President, Fuqua Holdings, Inc.


                             THE JENNIFER CALHOUN FUQUA TRUST

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Trustee

                             THE LAUREN BROOKS FUQUA TRUST

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Trustee

                             THE J.B. FUQUA FOUNDATION, INC.

                             By:   /s/ J.B. Fuqua
                                   --------------
                             Name: J.B. Fuqua
                             Title: Chairman/President


                               Page 14 of 16 Pages